   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 2005



                                                     REGISTRATION NO. 333-127040

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            VALUEVISION MEDIA, INC.
             (Exact name of Registrant as specified in its charter)

                         MINNESOTA                                                    41-1673770
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                    Identification No.)

                             ---------------------
                              6740 SHADY OAK ROAD
                          EDEN PRAIRIE, MN 55344-3433
                           TELEPHONE: (952) 943-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
         MR. NATHAN E. FAGRE, SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              6740 SHADY OAK ROAD
                          EDEN PRAIRIE, MN 55344-3433
                                 (952) 943-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                            JAMES P. BEAUBIEN, ESQ.
                              LATHAM & WATKINS LLP
                         633 W. 5TH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 485-1234

                             PETER J. EKBERG, ESQ.
                              FAEGRE & BENSON LLP
                            2200 WELLS FARGO CENTER
                            90 SOUTH SEVENTH STREET
                           MINNEAPOLIS, MN 55402-3901
                           TELEPHONE: (612) 766-8000

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2005


                            VALUEVISION MEDIA, INC.

                        4,604,932 SHARES OF COMMON STOCK

     This prospectus relates to 4,604,932 shares of our common stock, which may be offered for sale from time to time by the selling shareholders named herein.

     All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the sale of these shares.

     The selling shareholders may offer the common stock through one or more of the methods described under the caption "Plan of Distribution" in this prospectus.


     Our common stock trades on the Nasdaq National Market under the ticker symbol "VVTV." On September 21, 2005, the closing price of our common stock was $11.56 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is           , 2005.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Special Note Regarding Forward-Looking Statements...........   ii
Summary.....................................................    1
Risk Factors................................................    3
Use of Proceeds.............................................    9
Selling Shareholders........................................   10
Plan of Distribution........................................   12
Validity of the Securities..................................   14
Experts.....................................................   14
Where You Can Find More Information.........................   15
Incorporation of Certain Documents by Reference.............   15

     In making your investment decision, you should rely only on the information contained in this prospectus and in any prospectus supplement, including the information we are incorporating by reference. Neither we nor the selling shareholders have authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents we have incorporated by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events. These statements are indicated by words such as "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "project," "should," "target," "will," and other expressions, which refer to future events and trends, and identify forward-looking statements that involve risks and uncertainties. We caution that forward-looking statements are not guarantees because there are inherent and obvious difficulties in attempting to predict the outcome of future events. Therefore, actual results may differ materially from those expressed or implied. We have based these forward-looking statements on our current expectations and projections about future events and they are accordingly subject to uncertainty and changes in circumstances. Our ability to attain management's goals and objectives are materially dependent on numerous factors, including, among other things, factors discussed in our filings with the Securities and Exchange Commission ("SEC") and the following:

     - consumer spending and debt levels;

     - interest rates;

     - competitive pressures on sales;

     - pricing and gross profit margins;

     - the level of cable and satellite distribution for our programming and the fees associated therewith;

     - the success of the our e-commerce and branding initiatives;

     - the success of our strategic alliances and relationships;

     - our ability to manage our operating expenses successfully;

     - risks associated with acquisitions;

     - changes in governmental or regulatory requirements;

     - litigation or governmental proceedings affecting our operations; and

     - our ability to obtain and retain key executives and employees.

     All forward-looking statements involve risk and uncertainty and we are under no obligation (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Additional information on these and other risk factors that could potentially affect our financial results may be found in documents filed by us with the SEC, including our Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

                                    SUMMARY

     The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under "Risk Factors," as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references in this prospectus to "ValueVision," the "Company," "our," "us" and "we" refer to ValueVision Media, Inc. and its subsidiaries as a combined entity.

                            VALUEVISION MEDIA, INC.

     We are an integrated direct marketing company that markets our products directly to consumers through various forms of electronic media. Our operating strategy incorporates television home shopping, Internet e-commerce, vendor programming sales and fulfillment services and outsourced e-commerce and fulfillment solutions. Our principal electronic media activity is our television home shopping business, which sells brand name merchandise and proprietary/private label consumer products at competitive prices. Our live 24-hour per day television home shopping programming is distributed primarily through long-term cable and satellite affiliation agreements and the purchase of month-to-month full- and part-time lease agreements of cable and broadcast television time. We also complement our television home shopping business by the sale of a broad array of merchandise through our Internet shopping website (www.shopnbc.com).

     A more detailed description of our business is contained in our Annual Report on Form 10-K, which we have incorporated by reference into this prospectus.

     We are a Minnesota corporation with principal and executive offices located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433. Our telephone number is (952) 943-6000.

                                  THE OFFERING

Issuer........................   ValueVision Media, Inc.

Common stock offered by the
selling shareholders..........   4,604,932 shares


Common stock to be outstanding
immediately after this
offering......................   37,028,071(1)


Use of proceeds...............   The net proceeds from the sale of the
                                 securities covered by this prospectus will be received by the selling shareholders. We will not receive any of the proceeds from any sale by any selling shareholder of the securities covered by this prospectus. See "Use of Proceeds."

Listing of common stock.......   Our common stock is listed on the Nasdaq
                                 National Market under the symbol "VVTV."


     The information in this prospectus reflects the consummation of the private transactions, which are referred to herein as the "Stock Purchase Transactions," under the Stock Purchase and Registration Agreements, each dated as of July 8, 2005, between GE Capital Equity Investments, Inc., or "GE Equity," and Janus Investment Fund, Caxton International Limited, Magnetar Investment Management, LLC (on behalf of Raytheon Master Pension Trust and Raytheon Combined DB/DC Master Trust), RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Capital Group, LLC (as successor


---------------


(1) Based on the outstanding shares as of September 21, 2005.

to Ramius Securities, LLC by assignment), Starboard Value and Opportunity Fund, LLC, Parche, LLC and Ramius Master Fund, Ltd., or collectively, the "Purchasers." Pursuant to the stock purchase and registration agreements listed in the previous sentence, GE Equity sold to the Purchasers an aggregate of 2,604,932 shares of our common stock. The Stock Purchase Transactions closed on September 15, 2005 in accordance with the terms and conditions of the stock purchase and registration agreements. Also, pursuant to those stock purchase and registration agreements, we agreed to file the registration statement of which this prospectus is a part to register resales of the shares of our common stock purchased by the Purchasers under those stock purchase and registration agreements. We are also registering 2,000,000 shares of our common stock acquired by Delta Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP and Delta Offshore, Ltd., or collectively, the "Delta Entities," from GE Equity, pursuant to the Stock Purchase Agreement, dated as of February 9, 2005, between GE Equity and the Delta Entities. Accordingly, this prospectus relates to the resale of shares of our common stock that were the subject of the Purchasers' stock purchase and registration agreements and the Delta Entities' stock purchase agreement.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference in, this prospectus before making a decision to invest. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE ABLE TO ACHIEVE OR MAINTAIN PROFITABLE OPERATIONS IN THE FUTURE.


     We experienced operating losses of approximately $59.1 million, $10.9 million and $10.5 million in fiscal 2004, 2003 and 2002, respectively. We reported a net loss per diluted share of $1.57, $0.32 and $1.06 in fiscal 2004, 2003 and 2002, respectively. Net losses included pre-tax investment write downs of approximately $1.7 million and $37.3 million in fiscal 2003 and 2002, respectively. We experienced an operating loss of approximately $2.7 million and reported a net loss per diluted share of $0.04 for the quarter ended July 30, 2005. There is no assurance that we will be able to achieve or maintain profitable operations in future fiscal years.


WE LICENSE THE "SHOPNBC" NAME AND CERTAIN LOGOS FROM NBCU PURSUANT TO AN AGREEMENT THAT IF TERMINATED WOULD CAUSE US TO PURSUE A NEW BRANDING STRATEGY AT SIGNIFICANT EXPENSE.

     In November 2000, we entered into a Trademark License Agreement with NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.), or "NBCU," pursuant to which NBCU granted us an exclusive, worldwide license for a term of 10 years to use certain NBCU trademarks, service marks and domain names to effectively rebrand our business and corporate name and companion Internet website. Under the terms of the agreement, our television home shopping network, previously called ValueVision, and companion Internet website were rebranded to ShopNBC and ShopNBC.com, respectively. In addition, the License Agreement contains significant restrictions on our ability to use the rights granted to us in connection with businesses other than certain specified "permitted businesses." This restricts our ability to take advantage of certain business opportunities. NBCU has the right to terminate the License Agreement at any time upon certain changes of control of us, the failure by NBCU to own, directly or indirectly, a certain minimum percentage of our outstanding capital stock on a fully diluted basis and certain other related matters. In addition, the use of the NBCU trademarks, service marks and domain names are limited to the ten-year license term without automatic renewal. The non-renewal or termination of the License Agreement would require us to pursue a new branding strategy, which would entail significant expense and time to create and could have a negative impact on our presence in the marketplace. This may result in a material adverse effect on our sales and results of operations.

NBCU, GE EQUITY AND THEIR AFFILIATES, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS, HAVE SIGNIFICANT INFLUENCE/CONTROL OVER US.


     As a result of their significant equity ownership of us, NBCU and GE Equity can exert substantial influence over our election of directors and the management of our affairs. Since February 2005, GE Equity sold 2,000,000 shares of our common stock to the Delta Entities and 2,604,932 shares of our common stock to the Purchasers. Following GE Equity's sales of such common stock, GE Equity and NBCU have a combined ownership interest in us of approximately 30%, calculated by dividing the number of outstanding shares of our common stock and dilutive in-the-money securities owned by GE Equity and NBCU as of September 21, 2005, by the total number of outstanding shares of our common stock and dilutive in-the-money securities as of September 21, 2005. Accordingly, NBCU and GE Equity have sufficient voting power to determine the outcome of various matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. In addition, pursuant to our shareholder agreement, GE Equity has consent rights over certain of our actions, including specified issuances of capital stock, declarations or payments of dividends, investments, disposals of assets, incurrence of indebtedness and other actions. Such control may result in shareholder decisions that are not in our best interests or the best interests of our other shareholders. NBCU and GE Equity also have the right to elect three directors to our board of directors. In addition, because NBCU has the exclusive right to negotiate for the distribution of our television home shopping programming, a termination of the strategic alliance with NBCU could adversely affect our ability to increase the number of households receiving our television programming.


MANDATORY REDEMPTION OF OUR CONVERTIBLE PREFERRED STOCK COULD HAVE A MATERIAL IMPACT ON OUR LIQUIDITY AND CASH RESOURCES.


     We experienced negative cash flow from operations of approximately of $18.1 million in fiscal 2004. Our Class A Redeemable Convertible Preferred Stock, or "Preferred Stock," issued to NBCU and GE Equity may be redeemed upon certain "changes of control" of us and in any event, any outstanding Preferred Stock must be redeemed upon the ten-year anniversary of its issuance. If we are unable to generate positive cash flow or obtain additional capital prior to any such redemption, the requirement that we pay cash in connection with such redemption may have a material impact on our liquidity and cash resources. The Preferred Stock has a redemption price of $8.29 per share and is convertible on a one-for-one basis into our common stock, and accordingly, if the market value of our common stock is higher than the redemption price immediately prior to the redemption date, NBCU and GE Equity may choose to convert their shares of Preferred Stock rather than exercise their right of redemption.


GOVERNMENT REGULATION OF THE INTERNET AND E-COMMERCE IS EVOLVING; UNFAVORABLE CHANGES COULD ADVERSELY AFFECT OUR BUSINESS.

     We have made material investments in anticipation of the growing use of the Internet as an effective medium of commerce by merchants and shoppers. Our sales over the Internet accounted for approximately 20%, 18% and 17% of net sales during fiscal 2004, 2003 and 2002, respectively. Additional laws and regulations may be adopted with respect to the Internet or other online services, covering such issues as user privacy, advertising, pricing, content, copyrights and trademarks, access by persons with disabilities, distribution, taxation and characteristics and quality of products and services. Such laws or regulations, if enacted, could make it more difficult for us to conduct business online, which could, in turn, decrease the demand for our products and services and increase our cost of doing business through the Internet. Inherent with the Internet and e-commerce is the risk of unauthorized access to confidential data including consumer credit card information, the risk of computer virus infection or other unauthorized acts of electronic intrusion with the malicious intent to do damage. Although we have taken precautionary steps to secure and protect our data network from intrusion and acts of hostility, there can be no assurance that unauthorized access to our electronic systems will be prevented entirely.

INTENSE COMPETITION IN THE GENERAL MERCHANDISE RETAILING INDUSTRY AND PARTICULARLY LIVE HOME SHOPPING COULD LIMIT OUR GROWTH AND REDUCE OUR PROFITABILITY.


     As a general merchandise retailer, we compete for consumer expenditures with other forms of retail businesses, including department, discount, warehouse and specialty stores, television home shopping, mail order and catalog companies and other direct sellers. The catalog and direct mail industry includes a wide variety of specialty and general merchandise retailers and is both highly fragmented and competitive. We also compete with retailers who sell and market their products through the highly competitive Internet. In addition, as the use of the Internet increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of e-commerce and direct marketing solutions, and existing providers of e-commerce and direct marketing solutions may continue to consolidate. Any of these trends would increase the competition with respect to us. We also compete with a wide variety of department, discount and specialty stores that have greater financial, distribution and marketing resources than we do. The home shopping industry is also highly competitive and is dominated by two companies, HSN, Inc. (formerly known as Home Shopping Network, Inc.), or "HSN," and QVC Network, Inc., or "QVC." Our television home shopping programming also competes directly with

HSN, QVC, Shop at Home, Inc., or "SATH," and Jewelry Television (a live home shopping network operated by American Collectibles Network, Inc.) for cable distribution in virtually all of our markets. We are at a competitive disadvantage in attracting viewers because our programming is not carried full-time in all of our markets, and we may have less desirable cable channels in many markets. QVC and HSN are well-established and reach a significantly larger percentage of United States television households than our broadcast, while offering home shopping programming similar to ours through cable systems, owned or affiliated full and low power television stations and directly to satellite dish owners. The television home shopping industry is also experiencing vertical integration. QVC, HSN and SATH are all affiliated with cable operators or cable networks serving significant numbers of subscribers nationwide. While the Cable Television Consumer Protection and Competition Act of 1992 includes provisions designed to prohibit coercion and discrimination in favor of such affiliated programmers, the Federal Communication Commission, or "FCC," has decided that it will rule on the scope and effect of these provisions on a case-by-case basis. In 2004, SATH and E.W. Scripps Company, or "Scripps," announced the completion of a transaction that resulted in Scripps obtaining a 100% ownership interest in the SATH television-retailing network. Scripps is a media company with interests in newspaper publishing, broadcast television, national cable television networks and interactive media. QVC is owned by Liberty Media Corp. HSN is a wholly owned subsidiary of InterActiveCorp. Liberty Media, Scripps and InterActiveCorp are larger and more diversified than we are and have greater financial, marketing and distribution resources than we do.

THE CONSOLIDATION OF CABLE AND SATELLITE TELEVISION SERVICE PROVIDERS COULD LIMIT OUR PROGRAM DISTRIBUTION ALTERNATIVES AND RESTRICT OUR ABILITY TO EXECUTE FAVORABLE CABLE AFFILIATION CONTRACTS IN THE FUTURE.

     The television home shopping and cable television industries are undergoing consolidation, with large, well-established enterprises acquiring less well-established, less well-financed entities in the industry. The competitive pressures arising as a result of this industry consolidation include greater importance on increasing programming distributions and customer penetration. On December 19, 2001, AT&T Corp. and Comcast Corporation announced the execution of a definitive agreement to combine AT&T Broadband with Comcast Corporation. The new company, called Comcast Corporation, or "Comcast," has approximately 22 million subscribers. Comcast's assets consist of both companies' cable TV systems, as well as interests in cable television joint ventures and substantial interests in Time Warner Cable Inc., E! Entertainment, The Golf Channel, and other entertainment properties. As further evidence of industry consolidation, on April 21, 2005, Time Warner Inc. and Comcast, two of the largest cable carriers, announced that they were jointly acquiring and dividing between them (subject to bankruptcy court and regulatory approval) the cable assets of Aldephia Communications Corporation out of bankruptcy. The continued consolidation of the television home shopping, cable television and broadcasting industries may result in fewer alternatives for our programming distribution and may also restrict our opportunity to execute economically favorable cable affiliation contracts in the future.

A NUMBER OF OUR CABLE DISTRIBUTION AGREEMENTS MAY BE TERMINATED UPON SHORT NOTICE OR NOT RENEWED UPON EXPIRATION, WHICH COULD ADVERSELY AFFECT SALES GROWTH IN OUR TELEVISION HOME SHOPPING BUSINESS.

     A number of our cable television distribution agreements are terminable by either party upon 30 days' or less notice. Our television home shopping business could be materially adversely affected in the event that a significant number of our cable television distribution agreements are terminated or not renewed on acceptable terms.

WE MAY NOT BE ABLE TO MAINTAIN OUR SATELLITE SERVICES IN CERTAIN SITUATIONS BEYOND OUR CONTROL, WHICH MAY CAUSE OUR PROGRAMMING TO GO OFF THE AIR FOR A PERIOD OF TIME AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS.

     Our programming is presently distributed to cable systems, full power television stations and satellite dish owners via a leased communications satellite transponder. In the future, satellite service may be interrupted due to a variety of circumstances beyond our control, such as satellite transponder failure, satellite fuel depletion, governmental action, preemption by the satellite service provider and service failure.

On January 31, 2005, we entered into a new long-term agreement with our present provider of satellite services. Pursuant to the terms of the new agreement, we will distribute our programming on a satellite to be launched in autumn 2005. Until that time, our programming will continue to be carried on our present satellite transponder. The new agreement provides us with preemptable back-up service if satellite transmission is interrupted. However, there can be no assurance that if satellite transmission is so interrupted, we will be able to utilize existing back-up transponder or satellite capacity. In the event of any transmission interruption, we may incur substantial additional costs to enter into new arrangements and be unable to broadcast our signal for some period of time.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR ON-AIR MISREPRESENTATIONS OR IF PEOPLE OR PROPERTIES ARE HARMED BY PRODUCTS SOLD BY US.

     Products sold by us and representations related to such products may expose us to potential liability from claims by purchasers of such products, subject to our rights, in certain instances, to seek indemnification against such liability from the manufacturers of such products. In addition to potential claims of personal injury, wrongful death or damage to personal property, the live unscripted nature of our television broadcasting may subject us to claims of misrepresentation by our customers, the Federal Trade Commission and state attorneys general. We have generally required the manufacturers and vendors of these products to carry product liability and errors and omissions insurance, although in certain instances the vendor may not be formally required to carry product liability insurance. There can be no assurance that these parties will continue to maintain this insurance or that this coverage will be adequate or even available with respect to any particular claims. There can be no assurance that we will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims or even be available with respect to any particular claim. Product liability claims could result in a material adverse impact on our financial performance.

OUR VALUEPAY INSTALLMENT PAYMENT PROGRAM COULD LEAD TO SIGNIFICANT UNPLANNED CREDIT LOSSES IF OUR CREDIT LOSS RATE WERE TO DETERIORATE.


     We utilize an installment payment program called ValuePay that entitles customers to purchase merchandise and generally pay for the merchandise in two to six equal monthly installments. As of July 30, 2005 and July 31, 2004, we had approximately $71,351,000 and $67,600,000, respectively, due from customers under the ValuePay installment program. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. While credit losses have historically been within our estimates for such losses, there is no guarantee that we will continue to experience the same credit loss rate that we have in the past. A significant increase in our credit losses could result in a material adverse impact on our financial performance.


WE PLACE A SIGNIFICANT RELIANCE ON TECHNOLOGY AND INFORMATION MANAGEMENT TOOLS TO RUN OUR EXISTING BUSINESSES, THE FAILURE OF WHICH COULD ADVERSELY IMPACT OUR OPERATIONS.

     Our businesses are dependent, in part, on the use of sophisticated technology, some of which is provided to us by third parties. Such technologies include, but are not necessarily limited to, satellite based transmission of our programming, use of the Internet in relation to our on-line business, new digital technology used to manage and supplement our television broadcast operations and a network of complex computer hardware and software to manage an ever increasing need for information and information management tools. The failure of any of these technologies, or our inability to have this technology supported, updated, expanded or integrated into other technologies, could adversely impact our operations. Although we have, when possible, developed alternative sources of technology and built redundancy into our computer networks and tools, there can be no assurance that our effort to date would protect us against all potential issues or disaster occurrences related to the loss of any such technologies or their use.

THE EXPANSION OF DIGITAL CABLE COMPRESSION TECHNOLOGY MAY ADVERSELY IMPACT OUR ABILITY TO COMPETE FOR TELEVISION VIEWERS.

     A significant number of cable operators have started to offer cable programming on a digital basis. The use of digital compression technology provides cable companies with greater channel capacity. While greater channel capacity increases the opportunity for us to be more widely distributed, it also may adversely impact our ability to compete for television viewers to the extent it results in (i) higher channel position; (ii) placement of our programming in separate programming tiers, or (iii) an expanding universe of programming choices all competing for the same audience viewership.

THE INCREASED USE OF DIGITAL VIDEO RECORDERS AND VIDEO ON DEMAND COULD LIMIT OUR VIEWERSHIP, WHICH WOULD HARM OUR PROFITABILITY.

     The advent of digital video recorders or "DVRs," such as TiVo, and the ever increasing availability of programming on an on-demand basis from cable and satellite television system operators (often referred to as video on demand, or "VOD"), could change the way that viewers watch television based programming. Instead of watching programming on the schedule mandated by the content provider or "channel surfing," DVRs and VOD allow viewers to watch television programming on their schedule. While the impact of DVRs and VOD on television viewing habits and television home shopping is not yet known, the further adoption of DVRs and the ever greater variety and amount of VOD programming could create different television viewing habits and/or offer additional content that competes with the programming offered by television home shopping channels. This could decrease the number of viewers of our television programming, which would have a material adverse effect on our ability to achieve and maintain growth and profitability.

THE UNANTICIPATED LOSS OF ONE OF OUR LARGER VENDORS COULD IMPACT OUR SALES ON A TEMPORARY BASIS.

     We obtain products from domestic and foreign manufacturers and suppliers and are often able to make purchases on favorable terms based on the volume of our transactions. Many of our purchasing arrangements with our vendors include inventory terms that allow for return privileges of a portion of the order or stock balancing. We have not historically entered into long term supply arrangements that would require vendors to provide products on an ongoing basis. In fiscal 2004, products purchased from one vendor accounted for approximately 15% of our consolidated net sales. We believe that we could find alternative sources for this vendor's products if this vendor ceased supplying merchandise; however, the unanticipated loss of any large supplier could impact our sales on a temporary basis. In addition, certain general economic conditions, such as those experienced in fiscal 2003 and the first half of fiscal 2004, may have a material adverse effect on the financial strength of our vendors and suppliers, some of whom are focused on a limited range of product categories or who are dependent on home shopping as a primary outlet for their merchandise sales. We are also dependant, in part, on vendors outside of the United States and distributors that source merchandise from outside the United States. In light of our continued use of these overseas vendors and merchandise sourced from these distributors, changes in the business, logistical, financial or regulatory conditions in countries outside the United States could directly or indirectly affect our ability to procure merchandise on a timely or cost effective basis.

OUR INABILITY TO RECRUIT AND RETAIN KEY EMPLOYEES MAY ADVERSELY IMPACT OUR ABILITY TO SUSTAIN GROWTH.

     Our continued growth is contingent, in part, on our ability to retain and recruit employees that have the unique skills necessary for a business that demands knowledge of the general retail industry, television production, direct-to-consumer marketing and fulfillment and the Internet. The marketplace for such employees is very competitive and limited, particularly for on-air hosts. Our growth may be adversely impacted if we are unable to attract and retain these key employees. During fiscal 2004, we experienced the loss of a number of experienced television hosts to our competitors.

OUR GROWTH AND PROFITABILITY COULD BE ADVERSELY AFFECTED IF OUR SALES VOLUME DOES NOT MEET EXPECTATIONS TO COVER OUR HIGH FIXED COST INFRASTRUCTURE.

     Our television home shopping business operates with a high fixed cost base, which is primarily driven by fixed contractual fees paid to cable and satellite operators to carry our programming. In addition, in fiscal 2004 we embarked on a series of new investment initiatives that required significant up-front investment. These new initiatives included increased marketing support, improved customer experience, enhanced on-air quality and improved business intelligence. In order to attain profitability, we must achieve sufficient sales volume by acquiring new customers and retaining existing customers to cover these high fixed costs and new spending initiatives. Our growth and profitability could be adversely impacted if sales volume does not meet expectations, as we will have limited immediate capability to reduce our fixed operating expenses to mitigate any potential sales shortfall.

OUR TELEVISION HOME SHOPPING AND INTERNET BUSINESSES ARE SENSITIVE TO GENERAL ECONOMIC CONDITIONS AND MAJOR NEWS EVENTS, WHICH COULD ADVERSELY AFFECT CONSUMER CONFIDENCE AND ULTIMATELY NET SALES.

     Our businesses are sensitive to general economic conditions and business conditions affecting consumer spending. Our two major categories of sales merchandise are jewelry and computers, which due to their nature and relatively higher price points are more economically sensitive to consumer demand than other product categories. The general deterioration in economic conditions in the United States in fiscal 2003 and the first half of fiscal 2004 and uncertainties associated with global events has led to reduced consumer confidence, reduced disposable income and increased competitive activity, as well as the business failure of companies in the retail and direct marketing industries. Such economic conditions may lead to a reduction in consumer spending generally and in home shopping specifically, and may lead to a reduction in consumer spending on the types of merchandise we currently offer on our television programming and over the Internet. Although our current plan and effort is to further diversify our product mix away from primarily jewelry and computers, future revenue growth could be adversely affected if overall consumer spending or the demand for jewelry and computers decline. Additionally, our television audience and sales revenue can be significantly impacted by major world or domestic events, which divert audience attention away from our programming. Economic conditions may also have a material adverse impact on the financial strength of our vendors and suppliers, some of whom are focused on a limited range of product categories or who are dependent on home shopping as a primary outlet for their sales.

RISKS RELATED TO OUR COMMON STOCK

THE PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND COULD CONTINUE TO FLUCTUATE IN THE FUTURE.


     During fiscal 2004, the closing price of our common stock on the Nasdaq National Market ranged from $10.03 to $17.84 per share. Our closing sale price on September 21, 2005 was $11.56 per share. Our stock price may fluctuate in response to a number of events and factors, including but not limited to variations in operating results, litigation or governmental proceedings, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.


WE HAVE THE ABILITY TO ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WOULD LEAD TO DILUTION OF OUR ISSUED AND OUTSTANDING COMMON STOCK.


     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing shareholders' equity interests in us. Our Board of Directors, or the "Board," has the authority to issue, without vote or action of shareholders, other than approval by GE Equity, as set forth in our shareholder agreement, up to 100,000,000 shares of undesignated capital stock, of which 37,028,071 shares of common stock and 5,339,500 shares of preferred stock were outstanding as of September 21, 2005. The Board may issue preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common shareholders' interest. In addition, GE Equity and NBCU have the right to convert their 5,339,500 shares of Preferred Stock into an equal number of shares of our common stock and NBCU holds warrants to acquire up to an aggregate of 7,505,583 shares of our common stock at exercise prices ranging from $8.29 to $23.07, any of which, if converted or exercised, as the case may be, would also result in dilution of our current common shareholders' interest.

SEVERAL PROVISIONS OF MINNESOTA CORPORATE LAW, OUR ARTICLES OF INCORPORATION, OUR BYLAWS AND OUR SHAREHOLDER AGREEMENT COULD DISCOURAGE, DELAY OR PREVENT A MERGER OR ACQUISITION, EVEN IN SITUATIONS THAT MAY BE VIEWED AS DESIRABLE BY OUR SHAREHOLDERS.

     The Minnesota Business Corporation Act, our amended and restated articles of incorporation, our bylaws and our shareholder agreement contain provisions that may delay or prevent an attempt by a third party to acquire control of our company. These provisions include (i) authorizing the Board to issue "blank check" preferred stock having superior rights without shareholder approval, (ii) prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder unless certain requirements are met, (iii) requiring disinterested shareholder approval for certain "control share acquisitions," and (iv) prohibiting GE Equity and NBCU from entering into specified merger or acquisition transactions with us pursuant to certain standstill provisions. These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even if viewed favorably by shareholders.

WE HAVE NOT PAID CASH DIVIDENDS ON OUR COMMON STOCK AND DO NOT EXPECT TO DO SO.

     We have never declared or paid a cash dividend on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                USE OF PROCEEDS

     The net proceeds from the sale of the common stock covered by this prospectus will be received by the selling shareholders. We will not receive any proceeds from the sale by any selling shareholder of the shares of common stock offered by this prospectus.

                              SELLING SHAREHOLDERS

     We are registering 4,604,932 shares of our common stock for resale by the selling shareholders identified below. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time.


     The common stock offered by this prospectus represents (i) shares sold by GE Equity to the Delta Entities and (ii) shares sold by GE Equity to the Purchasers pursuant to the Stock Purchase Transactions.



     The table below lists the selling shareholders and the other information regarding the ownership of the common stock by each of the selling shareholders (such information has been provided by the selling shareholders). Each of the persons named in the table has the sole voting and investment power with respect to the common stock listed in the table opposite its name, except as otherwise noted. Beneficial ownership percentage is based upon 37,028,071 shares of common stock outstanding, as of September 21, 2005.



                                       SHARES OF COMMON                          SHARES OF COMMON
                                      STOCK BENEFICIALLY                        STOCK BENEFICIALLY
                                         OWNED PRIOR                             OWNED SUBSEQUENT
                                      TO THE OFFERING(1)    SHARES OF COMMON   TO THE OFFERING(1)(2)
                                     --------------------   STOCK OFFERED BY   ---------------------
NAME OF SELLING SHAREHOLDER            SHARES     PERCENT   THIS PROSPECTUS      SHARES      PERCENT
---------------------------          ----------   -------   ----------------   ----------    -------
Delta Onshore, LP..................     138,900       *          138,900               --       --
Delta Institutional, LP............     769,500     2.1%         769,500               --       --
Delta Pleiades, LP.................     128,000       *          128,000               --       --
Delta Offshore, Ltd. ..............     963,600     2.6%         963,600               --       --
Janus Venture Fund.................   1,704,932     4.6%       1,704,932               --       --
Caxton International Limited(3)....   1,628,005     4.4%         350,000        1,278,005      3.4%
Raytheon Master Pension Trust(4)...     219,267       *          166,667           52,600        *
Raytheon Combined DB/DC Master
  Trust(4).........................      53,875       *           33,333           20,542        *
RCG Ambrose Master Fund, Ltd.(5)...     102,872       *           35,932           66,940        *
RCG Halifax Fund, Ltd.(5)..........     110,517       *           36,400           74,117        *
Ramius Capital Group, LLC(5).......      47,600       *           47,600               --       --
Starboard Value and Opportunity
  Fund, LLC(5).....................     285,678       *           58,800          226,878        *
Parche, LLC(5).....................      11,200       *           11,200               --       --
Ramius Master Fund, Ltd.(5)........     462,487     1.2%         160,068          302,419        *


---------------


 *  Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as otherwise noted.

(2) Assumes the sale of all shares offered hereby. The selling shareholders may elect to sell none, some or all of the shares offered hereby.


(3) Includes 232,000 shares of common stock that Caxton International Limited has the right to acquire within 60 days after September 21, 2005, by the exercise of call options purchased in the open market.



(4) Magnetar Investment Management, LLC ("Magnetar Investment Management") acts as the investment advisor to Raytheon Master Pension Trust and Raytheon Combined DB/DC Master Trust. Consequently, Magnetar Investment Management has voting control and investment discretion over securities held by those entities. Magnetar Investment Management disclaims beneficial ownership of the shares held by those entities.



(5) Ramius Capital Group, LLC ("Ramius Capital") is (i) the investment adviser of RCG Ambrose Master Fund, Ltd. and RCG Halifax Fund, Ltd., (ii) the managing member of Ramius Advisors, LLC, the investment adviser of Ramius Master Fund, Ltd. and (iii) the sole member of Admiral Advisors, LLC, the managing member of Starboard Value and Opportunity Fund, LLC and Parche, LLC. Consequently, Ramius Capital has voting control and investment discretion over securities held by those entities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.



     Each of the Delta Entities has the right, pursuant to a registration rights agreement entered into with us, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock covered by this prospectus. Each of the Delta Entities has exercised its rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement requires us to prepare and file the registration statement of which this prospectus forms a part with the SEC, and all amendments and supplements necessary to keep the registration statement effective until the earlier of six months after the date that this registration statement is declared effective by the SEC and the date on which the Delta Entities have sold all the shares covered by the registration statement.



     The stock purchase and registration agreements require us to prepare and file the registration statement of which this prospectus forms a part with the SEC, and all amendments and supplements necessary to keep the registration statement effective until the earlier of (i) two years after the date that the registration statement is declared effective by the SEC, (ii) the date on which the Purchasers have sold all the shares covered by the registration statement, and (iii) the date on which the Purchasers may resell all the shares covered by the registration statement under Rule 144(k) under the Securities Act.


     Each of the registration rights and stock purchase and registration agreements provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions.

     Except as noted above, the selling shareholders have not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates. The selling shareholders may have sold, transferred, or otherwise disposed of a portion of their common stock since the date on which they provided information regarding their common stock to us.

                              PLAN OF DISTRIBUTION

     The selling shareholders and their permitted successors and assigns may sell our common stock directly to purchasers or through underwriters, broker-dealers or agents, or through a combination of any of the foregoing, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. The name of any such underwriter, broker-dealer or agent involved in the offer and sale of securities, the amounts underwritten and the nature of its obligations to take the securities will be named, in the event a prospectus supplement is required, in the applicable prospectus supplement. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     Sales of common stock may involve:

     - sales to underwriters who will acquire shares of common stock for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at time of sale;

     - block transactions in which the broker or dealer so engaged may sell shares as agent or principal;

     - purchases by a broker or dealer as principal who resells the shares for its account;

     - an exchange distribution in accordance with the rules of any such exchange;

     - ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

     - privately negotiated sales, which may include sales directly to institutions.

     The common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - prices related to the prevailing market prices;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

     - in the over-the-counter market;

     - otherwise than on such exchanges or services or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.


     Broker-dealers or agents who participate in the sale of our common stock are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Selling shareholders who participate in the sale of the common stock may also be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Profits on the sale of the common stock by selling shareholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling shareholders are deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.


     The selling shareholders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.


     A selling shareholder may decide not to sell any of the common stock described in this prospectus. We cannot assure holders that any selling shareholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling shareholder may transfer, devise or gift the underlying common stock by other means not described in this prospectus.


     With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     - the common stock to be offered and sold;

     - the names of the selling shareholders;

     - the respective purchase prices and public offering prices and other material terms of the offering;

     - the names of any participating agents, broker-dealers or underwriters;
       and

     - any applicable commissions, discounts, concessions and other items constituting compensation from the selling shareholders.

     We entered into the registration rights and stock purchase and registration agreements for the benefit of holders of the common stock under applicable federal and state securities laws under certain circumstances and at certain times. These agreements provide that we and the selling shareholders will indemnify each other and each other's respective directors, officers, agents, employees and controlling persons and the directors, officers, agents and employees of such controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling shareholders incidental to the registration, offering and sale of the common stock to the public, but each selling shareholder will be responsible for payment of underwriting discounts and selling commissions with regard to the sale of common stock.

                           VALIDITY OF THE SECURITIES

     The validity of shares of common stock will be passed upon for us by Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402-3901.

                                    EXPERTS

     The consolidated financial statements, the related financial statement schedule and management's report on effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended January 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated April 15, 2005, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act and file reports, proxy and information statements and other information with the SEC. Information filed with the SEC by us may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers such as us who file electronically with the SEC. The address of that site is http://www.sec.gov.

     We maintain a website at http://www.valuevisionmedia.com and we make available on our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material electronically with the SEC. We also provide a variety of other information, including all of our press releases. The information contained on our website, however, is not, and should not be deemed to be, part of this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in this prospectus supersedes information that we have filed with the SEC prior to the date of this prospectus, and any information that we file subsequently with the SEC that is incorporated by reference will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

          (a) Annual Report on Form 10-K for the fiscal year ended January 31, 2005 and Amendment No. 1 to the Annual Report on Form 10-K/A;

          (b) Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005;


          (c) Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2005;



          (d) Current Report on Form 8-K filed with the SEC on May 5, 2005 (except for information furnished in connection with such Current Report pursuant to Items 2.02 and 9.01, which shall not be incorporated by reference into this prospectus);



          (e) Current Report on Form 8-K filed with the SEC on July 14, 2005;



          (f) Current Report on Form 8-K filed with the SEC on August 26, 2005;



          (g) The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on May 22, 1992, including any amendments or reports filed for the purpose of updating the description; and



          (h) All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering (except for information furnished and not filed with the SEC in a Current Report on Form 8-K).


     The documents incorporated by reference (other than exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to ValueVision Media, Inc.,
Attention: Investor Relations, at our principal executive offices located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344; telephone (952) 943-6000.
                             ---------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be incurred in connection with the sale of the securities being registered:


SEC registration fee........................................  $  6,360
Printing fees and expenses..................................     7,500
Legal fees and expenses.....................................   125,000
Accounting fees and expenses................................    15,000
Miscellaneous...............................................     1,000
                                                              --------
  Total.....................................................  $154,860
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the "Corporation Act"). Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person complained of in the proceeding, are: (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses; (b) that such person must have acted in good faith;
(c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the shareholders who are not parties to the proceedings or by a court.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

     The registrant also maintains a director and officer insurance policy to cover the registrant, its directors and its officers against certain liabilities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE


  EXHIBIT
    NO.                           DESCRIPTION OF EXHIBIT
  -------                         ----------------------
    4.1        Sixth Amended and Restated Articles of Incorporation, as
               Amended (incorporated by reference to the Quarterly Report on Form 10-QSB for the quarter ended August 31, 1994, filed
               September 13, 1994, File No. 0-20243)
    4.2        Certificate of Designation of Series A Redeemable
               Convertible Preferred Stock (incorporated by reference to
               the Current Report on Form 8-K dated April 15, 1999, filed
               April 29, 1999, File No. 0-20243)
    4.3        Articles of Merger (incorporated by reference to the Current
               Report on Form 8-K dated May 16, 2002, filed May 17, 2002,
               File No. 0-20243)
    4.4        Bylaws, as amended (incorporated by reference to the
               Quarterly Report on Form 10-QSB for the quarter ended August
               31, 1994, filed September 13, 1994, File No. 0-20243)
    4.5        Registration Rights Agreement dated April 15, 1999 between the Registrant, GE Capital Equity Investments, Inc. and
               National Broadcasting Company, Inc. (incorporated by
               reference to the Current Report on Form 8-K dated April 15,
               1999, filed on April 29, 1999, File No. 0-20243)
    4.6        Stock Purchase Agreement dated as of February 9, 2005
               between GE Capital Equity Investments, Inc. and Delta
               Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP and
               Delta Offshore, Ltd. (incorporated by reference to the
               Schedule 13D/A (Amendment No. 7) dated February 11, 2005,
               filed February 15, 2005, File No. 005-41757)
    4.7*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Janus Investment Fund
    4.8*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Caxton International Limited
    4.9*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Magnetar Investment Management, LLC
    4.10*      Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and RCG
               Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius
               Securities, LLC, Starboard Value and Opportunity Fund, LLC,
               Parche, LLC and Ramius Master Fund, Ltd.
    5.1*       Opinion of Faegre & Benson LLP
   23.1*       Consent of Faegre & Benson LLP (included in Exhibit 5.1)
   23.2**      Consent of Deloitte & Touche LLP, independent registered
               public accounting firm
   24.1*       Power of attorney


---------------


 * Previously filed.



** Filed herewith.


ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota on September 23, 2005.


                                          VALUEVISION MEDIA, INC.

                                          By: /s/ WILLIAM J. LANSING
                                            ------------------------------------
                                              Name: William J. Lansing
                                              Title:   Chief Executive Officer
                                                       and President


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                   TITLE                       DATE
                    ---------                                   -----                       ----

              /s/ WILLIAM J. LANSING                   Chief Executive Officer       September 23, 2005
 ------------------------------------------------        (Principal Executive
                William J. Lansing                     Officer), President and
                                                               Director


             /s/ FRANK P. ELSENBLAST                  Vice President Finance and     September 23, 2005
 ------------------------------------------------      Chief Financial Officer
               Frank P. Elsenblast                     (Principal Financial and
                                                         Accounting Officer)


                        *                               Chairman of the Board        September 23, 2005
 ------------------------------------------------
                Marshall S. Geller


                        *                                      Director              September 23, 2005
 ------------------------------------------------
               Robert J. Korkowski


                        *                                      Director              September 23, 2005
 ------------------------------------------------
                   John D. Buck


                        *                                      Director              September 23, 2005
 ------------------------------------------------
               Douglas V. Holloway


                        *                                      Director              September 23, 2005
 ------------------------------------------------
                 James J. Barnett


                        *                                      Director              September 23, 2005
 ------------------------------------------------
                 Allen L. Morgan


                        *                                      Director              September 23, 2005
 ------------------------------------------------
                   Jay Ireland

                    SIGNATURE                                   TITLE                       DATE
                    ---------                                   -----                       ----


                        *                                      Director              September 23, 2005
 ------------------------------------------------
              Ronald J. Herman, Jr.


 *By              /s/ WILLIAM J. LANSING
        ------------------------------------------
                    William J. Lansing
                     Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                           DESCRIPTION OF EXHIBIT
  -------                         ----------------------
    4.1        Sixth Amended and Restated Articles of Incorporation, as
               Amended (incorporated by reference to the Quarterly Report on Form 10-QSB for the quarter ended August 31, 1994, filed
               September 13, 1994, File No. 0-20243)
    4.2        Certificate of Designation of Series A Redeemable
               Convertible Preferred Stock (incorporated by reference to
               the Current Report on Form 8-K dated April 15, 1999, filed
               April 29, 1999, File No. 0-20243)
    4.3        Articles of Merger (incorporated by reference to the Current
               Report on Form 8-K dated May 16, 2002, filed May 17, 2002,
               File No. 0-20243)
    4.4        Bylaws, as amended (incorporated by reference to the
               Quarterly Report on Form 10-QSB for the quarter ended August
               31, 1994, filed September 13, 1994, File No. 0-20243)
    4.5        Registration Rights Agreement dated April 15, 1999 between the Registrant, GE Capital Equity Investments, Inc. and
               National Broadcasting Company, Inc. (incorporated by
               reference to the Current Report on Form 8-K dated April 15,
               1999, filed on April 29, 1999, File No. 0-20243)
    4.6        Stock Purchase Agreement dated as of February 9, 2005
               between GE Capital Equity Investments, Inc. and Delta
               Onshore, LP, Delta Institutional, LP, Delta Pleiades, LP and
               Delta Offshore, Ltd. (incorporated by reference to the
               Schedule 13D/A (Amendment No. 7) dated February 11, 2005,
               filed February 15, 2005, File No. 005-41757)
    4.7*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Janus Investment Fund
    4.8*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Caxton International Limited
    4.9*       Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and
               Magnetar Investment Management, LLC
    4.10*      Stock Purchase and Registration Agreement dated as of July
               8, 2005 between GE Capital Equity Investments, Inc. and RCG
               Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius
               Securities, LLC, Starboard Value and Opportunity Fund, LLC,
               Parche, LLC and Ramius Master Fund, Ltd.
    5.1*       Opinion of Faegre & Benson LLP
   23.1*       Consent of Faegre & Benson LLP (included in Exhibit 5.1)
   23.2**      Consent of Deloitte & Touche LLP, independent registered
               public accounting firm
   24.1*       Power of attorney


---------------


 * Previously filed.



** Filed herewith.